Zentek Announces Development of Graphene-Wrapped Silicon Anodes

Guelph, ON - February 18, 2022, Zentek Ltd. ("ZEN" or the "Company") (TSX-V:ZEN and OTC:ZENYF), a Canadian IP development and commercialization company focused on next-gen healthcare solutions, announces today that it has filed a provisional patent with the United States Patent and Trademark Office on a novel Graphene-Wrapped Silicon Anode material developed by Prof. Michael Pope, an Associate Professor in the Department of Chemical Engineering at the University of Waterloo along with Dr. Marianna Uceda and Dr. Zimin She. A paper on this technology has been published in ACS Applied Materials & Interfaces on February 17th and can be found here.

Zentek CEO Greg Fenton commented: "We are very pleased to support Dr. Pope and his group at the University of Waterloo. Their innovation has the potential to improve the current lithium-ion battery by upgrading graphite to this graphene- wrapped silicon anode. Not only were the researchers able to demonstrate good performance with laboratory-scale half-cells, the performance was also validated with commercial lithium iron phosphate cathodes suggesting they could be a drop- in solution for enhancing already available battery technologies. We look forward to continuing our support of their research and development to potentially bring this technology to market. The company has begun discussions with a potential industry partner."

Key characteristics of graphene-wrapped silicon anode include:

• At practical mass loading of 2.5mg/cm2, the electrode achieved 2.04 mAh/cm2 and retained 79% of this capacity after 200 cycles against a lithium half-cell

• When paired with a commercial lithium iron phosphate cathode, the fully assembled battery retained 93.3% of its initial capacity over 100 cycles

• Works with current lithium-ion batteries as a replacement for graphite

• Requires further development and optimization work before it can be commercialized

Dr. Pope added: "Silicon is poised to replace graphite as the dominant anode material in current Li-ion and future, next-generation batteries. However, silicon expands by over 300% when the battery is charged and discharged, which has limited commercialization efforts. Our lab, through ongoing efforts supported by Zentek and the Natural Sciences and Engineering Research Council of Canada, has developed an improved method to enable high capacity, high cycle-life anodes by encapsulating them in a protective, crumpled graphene shell using a simple spray drying approach often used to generate much of the world's dry powders. We look forward to our continued collaboration with Zentek which we hope will soon lead to a dominant, commercial anode technology."

Zentek, along with grants from the Natural Sciences and Engineering Research Council of Canada (NSERC), has been funding the research and development of this novel graphene-wrapped silicon anode.

About Zentek Ltd.

Zentek is a nanotechnology company developing and commercializing next-gen healthcare solutions in the areas of prevention, detection and treatment. Zentek is currently focused on commercializing ZENGuard™, a patent-pending coating shown to have 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as products against infectious diseases. The company also has an exclusive agreement to be the global commercializing partner for a newly developed aptamer-based rapid pathogen detection technology.

For further information:

Matt Blazei

Tel: (212) 655-0924

Email: mattb@coreir.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

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